ScanHash LLC
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue	$ -	$ -
Expenses:		
General and Administrative expenses	19,000	5,400
Total expenses	19,000	5,400
Net loss	$ (19,000)	$ (5,400)